SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549



                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               THE OILGEAR COMPANY
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)


                                   678042 10 2
                                   -----------
                                   (CUSIP No.)


                                December 31, 2003
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]   Rule 13d-1(b)

         [X]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  678042 10 2

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(1)   NAME OF REPORTING PERSON.          David A. Zuege
------------------------------------------------------------------------------

(2)   CHECK THE APPROPRIATE BOX (a) [ ]
      IF A MEMBER OF A GROUP.   (b) [ ]
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(3)   SEC USE ONLY.
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(4)   CITIZENSHIP OR PLACE
      OF ORGANIZATION.                   United States of America
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NUMBER OF SHARES           (5)   SOLE VOTING POWER.                  128,829
BENEFICIALLY               (6)   SHARED VOTING POWER.                346,257*
OWNED BY EACH              (7)   SOLE DISPOSITIVE POWER.             128,829
REPORTING                  (8)   SHARED DISPOSITIVE POWER.           346,257*
PERSON WITH:
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(9)   AGGREGATE AMOUNT BENEFICIALLY
      OWNED BY EACH REPORTING PERSON.                                475,086*
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(10)  CHECK IF THE AGGREGATE AMOUNT
      IN ROW (9) EXCLUDES CERTAIN SHARES.  [ ]

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(11)  PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (9).                                            24.06%*
------------------------------------------------------------------------------

(12)  TYPE OF REPORTING PERSON. IN
------------------------------------------------------------------------------

* See Item 4 below.


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                                  SCHEDULE 13G
                                 DAVID A. ZUEGE
                               THE OILGEAR COMPANY


ITEM 1.

         (a)      NAME OF ISSUER:
                  ---------------

                  The Oilgear Company

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  ------------------------------------------------

                  2300 South 51st Street
                  P.O. Box 343924
                  Milwaukee, WI  53234-3924


ITEM 2.

         (a)      NAME OF PERSON FILING:
                  ----------------------

                  David A. Zuege

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  ------------------------------------------------------------

                  c/o The Oilgear Company
                  2300 South 51st Street
                  P.O. Box 343924
                  Milwaukee, WI  53234-3924

         (c)      CITIZENSHIP:
                  ------------

                  United States of America

         (d)      TITLE OF CLASS OF SECURITIES:
                  -----------------------------

                  Common Stock, $1.00 par value

         (e)      CUSIP NO.:
                  ----------

                  678042 10 2


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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS. 240.13d-1(b) OR 240.13d-2(b)
         OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [ ]   BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT
                     (15 U.S.C. 78O).

         (b)   [ ]   BANK AS DEFINED IN SECTION 3(a)(6) OF THE ACT (15 U.S.C.
                     78c).

         (c)   [ ]   INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF THE ACT
                     (15 U.S.C. 78c).

         (d)   [ ]   INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                     INVESTMENT COMPANY ACT (15 U.S.C. 80a-8).

         (e)   [ ]   AN INVESTMENT ADVISER IN ACCORDANCE WITH ss.
                     240.13d-1(b)(1)(II)(E).

         (f)   [ ]   AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE
                     WITH ss. 240.13d-1(b)(1)(II)(F).

         (g)   [ ]   A PARENT HOLDING COMPANY OR CONTROL PLAN, IN ACCORDANCE
                     WITH ss. 240.13d-1(b)(1)(II)(G). (NOTE: SEE ITEM 7).

         (h)   [ ]   A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(b) OF THE
                     FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).

         (i)   [ ]   A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN
                     INVESTMENT COMPANY UNDER SECTION 3(c)(14) OF THE INVESTMENT
                     COMPANY ACT OF 1940 (15 U.S.C. 80a-3)

         (j)   [ ]   GROUP, IN ACCORDANCE WITH ss. 240.13d-1(b)(1)(II)(J).

         Not Applicable.


ITEM 4.  OWNERSHIP (AT DECEMBER 31, 2003).

         (a)      AMOUNT BENEFICIALLY OWNED:
                  --------------------------

                  475,086 shares (The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement as to which the undersigned shares the power to vote or direct the vote or the power to dispose or direct the disposition of.)

         (b)      PERCENT OF CLASS:
                  -----------------

                  24.06% (based upon 1,957,898 shares of Common Stock outstanding at December 31, 2003 and exercisable options for 16,023 additional shares).

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  ---------------------------------------------

                      (i)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                    128,829 shares (includes options to purchase
                                    16,023 shares exercisable currently or
                                    within 60 days after December 31, 2003,
                                    76,681 shares allocated to the account of the undersigned in The Oilgear Savings Plus Plan (401(k) plan) and 9,612 shares allocated to the account of the undersigned in The Oilgear Company Stock Retirement
                                    Plan).

                     (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                    346,257 shares (includes 58,650 shares held by the Oilgear Ferris Foundation, Inc., a private charitable foundation funded by The Oilgear Company, and 287,607 shares held in the Oilgear Salaried Retirement Plan as to each of which Mr. Zuege shares voting and investment power with another officer of The Oilgear Company).

                    (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    128,829 shares (includes options to purchase
                                    16,023 shares exercisable currently or
                                    within 60 days after December 31, 2003,
                                    76,681 shares allocated to the account of the undersigned in The Oilgear Savings Plus Plan (401(k) plan) and 9,612 shares allocated to the account of the undersigned in The Oilgear Company Stock Retirement
                                    Plan).

                     (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF

                                    346,257 shares (includes 58,650 shares held by the Oilgear Ferris Foundation, Inc., a private charitable foundation funded by The Oilgear Company, and 287,607 shares held in the Oilgear Salaried Retirement Plan as to each of which Mr. Zuege shares voting and investment power with another officer of The Oilgear Company).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE
         FOLLOWING: [ ]

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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not Applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 17, 2004



                                                    /s/ David A. Zuege
                                                    ----------------------------
                                                    David A. Zuege


























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